UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A .

Free translation

BANCO SANTANDER (BRASIL) S.A.

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

Public-Held Company with Authorized Capital

NOTICE TO SHAREHOLDERS

Distribution of Interest on Capital

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on March 22, 2010, approved the Board of Executive Officers’ proposal, according to the meeting held on March 15, 2010, ad referendum of the Annual Meeting to be held in 2011, for the distribution of interest on the Company’s capital, related to the 1st quarter of 2010, in the gross amount of R$ 400,000,000.00 (four hundred million Reais), which less the Income Tax Withheld at Source (“IRRF”), pursuant to the legislation in force, result in the net amount of R$ 340,000,000.00 (three hundred and forty million Reais), except for immune and/or exempt shareholders, as stated below:

Type	interest on capital (gross value) (value/thousand)	interest on capital(net value) (value/thousand)
Common Shares	R$ 0.957706816	R$ 0.8140507936
Preferred Shares	R$ 1.053477498	R$ 0.8954558733
Unit(*)	R$ 105.34774978	R$ 89.5455873130

(*) one (1) Unit corresponds to one (1) American Depositary Share (“ADS”)

Shareholders registered in the Company’s books at the end of the March 22, 2010, inclusive, shall be entitled to the interest on capital. Therefore, as of March 23, 2010, inclusive, the Company’s shares shall be traded “ex-interest on capital”.

The value of the interest on capital hereby approved shall be fully incorporated in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2010, and shall be paid in date to be informed in advance, by means of a Notice to Shareholders to be published, without any compensation as monetary correction.

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE holders, the payment shall be made through JPMorgan Chase Bank, N.A., ADRs depositary bank. Information regarding the US Record Date, payment date, or any further information may be obtained at www.adr.com.

 São Paulo, March 22, 2010.

BANCO SANTANDER (BRASIL) S.A.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 22, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President